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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)* **




                                  PSINET INC.
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                                (Name of Issuer)



                     Common Stock, $.01 per share par value
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                         (Title of Class of Securities)


                                    74437C101
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                                 (CUSIP Number)

Jeffrey C. Smith                               with a copy to:
General Counsel                                Michael P. Whalen, Esq.
IXC Communications, Inc.                       Riordan & McKinzie
1122 Capital of Texas Highway South            695 Town Center Drive, Suite 1500
Austin, Texas 78746                            Costa Mesa, California  92626
(512) 328-1112                                 (714) 433-2618
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 11, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


**Represents the first amended Schedule 13D with respect to the Issuer's Common Stock on behalf of IXC Communications Services, Inc. (the direct parent of IXC Internet Services, Inc.) and IXC Communications, Inc. (the indirect parent of IXC Internet Services, Inc.)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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        This filing amends the Schedule 13D (the "Schedule 13D") filed by IXC
Internet Services, Inc., IXC Communications Services, Inc. and IXC Communications, Inc. on June 17, 1999 with respect to the Issuer's Common Stock. All terms not otherwise defined herein have the meanings ascribed in the
Schedule 13D.



        This amendment files the confirmation of OTC Transaction as an exhibit.


Item 7. Material to be Filed as Exhibits.

        The Filing Persons file as exhibits the following:


        Exhibit 1: Joint Reporting Agreement dated June 15, 1999 among the Filing Persons.*

        Exhibit 2: Master Agreement dated as of June 2, 1999 between MLI and Internet.*

        Exhibit 3: Securities Loan Agreement dated as of June 2, 1999 between MLI and Internet.*

        Exhibit 4: Confirmation of OTC Transaction dated as of June 3, 1999 between MLI and Internet.



* Previously filed as an exhibit of the same number to the Schedule 13D filed on June 17, 1999.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 25, 1999                        IXC INTERNET SERVICES, INC.



                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer



                                            IXC COMMUNICATIONS SERVICES, INC.


                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer



                                            IXC COMMUNICATIONS, INC.


                                            /s/ JAMES F. GUTHRIE
                                            ------------------------------------
                                            By: James F. Guthrie
                                                Its: Executive Vice President
                                                     and Chief Financial Officer




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                                 EXHIBIT INDEX


        Exhibit 1: Joint Reporting Agreement dated June 15, 1999 among the
                   Filing Persons.*

        Exhibit 2: Master Agreement dated as of June 2, 1999 between MLI and
                   Internet.*

        Exhibit 3: Securities Loan Agreement dated as of June 2, 1999 between
                   MLI and Internet.*

        Exhibit 4: Confirmation of OTC Transaction dated as of June 3, 1999 between MLI and Internet.



* Previously filed as an exhibit of the same number to the Schedule 13D filed on June 17, 1999.